UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FXCM Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

55 Water Street, 50FL, New York, NY 10041

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Charlestone Venture Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,407,296
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,407,296
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,407,296
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 302693 106	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Michel Daher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,407,296
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,407,296
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,407,296
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Page 4 of 6 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to shares of Class A common stock (“Class A Common Stock”) of FXCM, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”), filed on January 23, 2012, as amended by Amendment No.1 thereto, filed on June 7, 2012 (“Amendment No. 1”) by Charlestone Ventures Holdings Limited (“Charlestone”) and Michel Daher (each, a “Reporting Person”), by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 2, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D as amended by Amendment No. 1 filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment No. 2 to report that the number of shares of Class A Common Stock that they may be deemed to beneficially own has decreased by an amount greater than one percent of the outstanding shares of Class A Common Stock of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows.

Charlestone and Michel Daher each beneficially owns 6,407,296 shares of the Issuer’s Class A Common Stock (including 6,250,010 units of FXCM Holdings LLC (“FXCM Holdings”)). These units were received in a reclassification of the outstanding limited liability company interests of FXCM Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in December 2010 (the “Exchange Agreement”), the Reporting Persons (and certain permitted transferees) may, from and after December 7, 2011 (subject to the terms of the Exchange Agreement), exchange their units of FXCM Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its units of FXCM Holdings, the Issuer's interest in FXCM Holdings will be correspondingly increased. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 to the Schedule 13D previously filed with the Securities and Exchange Commission.

As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Class A Common Stock underlying the units of FXCM Holdings reported herein on October 8, 2011, which is the day that is 60 days prior to December 7, 2011.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The ownership percentages set forth below are based on 34,227,927 shares of the Issuer’s Class A Common Stock outstanding as of October 4, 2012 as used in the Registration Statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission on October 4, 2012, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings beneficially owned by the Reporting Persons.

(a)  As a result of the Exchange Agreement, Charlestone and Michel Daher may each be deemed to beneficially own a total of 6,407,296 shares of Class A Common Stock (based on the number of shares of Class A Common Stock currently held and that may be received in exchange of units of FXCM Holdings) representing 15.8% of the total number of shares of Class A Common Stock outstanding. Charlestone directly holds all shares of Class A Common Stock and units of FXCM Holdings reported herein.

(b) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 of the cover pages of this Amendment No. 2.

Page 5 of 6 Pages

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities and individuals identified above as holding the shares of Class A Common Stock reported on this Amendment No. 2) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Other than the transactions by Charlestone set forth below, there have been no transactions in shares of Class A Common Stock by either of the Reporting Persons in the past 60 days.

Date	Nature of Transaction	Number of Shares of Class A Common Stock	Weighted Average Price per Share
October 5, 2012	Open Market Sales	42,714	$9.606

(d)  Other than the Reporting Persons, no other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  Not applicable.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2012

CHARLESTONE VENTURE HOLDINGS LIMITED

By: /s/ Michel Daher

Name: Michel Daher

Title: Director

MICHEL DAHER

/s/ Michel Daher